Part III, Item 7(a):

Except where expressly noted, this Part III, Item 7 describes only non-LXCC Orders. LXCC Orders and their handling are discussed below in Part III, Item 17. ORDER TYPES. LX accepts limit orders, pegged orders (including pegged orders with limit prices), and Conditional Orders. Each order type is available across all forms of connectivity. Limit orders are orders to buy or sell at a specific price or better. Pegged Orders are orders to buy or sell by reference to a market benchmark. Pegged orders in LX may be (i) "market pegged" so that an execution occurs at the far side of the NBBO spread, (ii) "primary pegged" so that executions occur on the passive side of the NBBO spread or (iii) "midpoint pegged", meaning pegged to the midpoint of the NBBO spread. LX will re-price pegged orders as the NBBO spread changes so that the relationship of the pegged order to the NBBO level is maintained. Conditional Orders are described in Part III, Item 9. LX does not accept market orders. LX does not route to other Trading Centers. All orders are time stamped at the time of receipt. Orders do not receive new time stamps unless modified (other than to reduce quantity) or canceled and resubmitted. TIME IN FORCE. The only time in force parameters accepted by LX are Day and Immediate or Cancel ("IOC"). OTHER PARAMETERS. Subscribers also have the option to set execution parameters based on their trading objectives on an order-by-order or default basis. These optional execution parameters include NoLockCross, MinQty, LeavesQtyasMinQty, TradewithOddLots Add Liquidity Only (ALO), and AllowConditionals (Conditional Eligible). The use of particular order types or parameters may affect the execution priority and the fill rate. NoLockCross: By default, LX does not cross orders during a locked market. Subscribers may opt into having their orders cross in a locked market for all of their orders or on an order-by-order basis. MinQty: Except with respect to LXCC orders, Subscribers have the ability to elect a minimum execution size for orders with which it will interact. LX will not execute an order with a minimum execution size parameter in place against contra-side interest that does not meet the minimum size requirement. Subscribers have the ability to elect the consequence of any leaves quantity falling below their elected minimum execution size (LeavesQtyasMinQty parameter). Subscribers can elect to have any such leaves quantity canceled back or to have their minimum execution size reset to be equal to that leaves quantity. If a Subscriber has elected to reset their minimum execution quantity election to be equal to that leaves quantity and such leaves quantity is an odd-lot, such leaves quantity will remain in the order book or be canceled back to the Subscriber according to the odd-lot settings applicable to that order (as described in Part III, Item 8(c)). Add Liquidity Only (ALO): Subscribers can select the ALO parameter when they want to have their order rest on the order book instead of the order being able to execute against contra interests that are already on the order book. AllowConditionals (Conditional Eligible): Conditional Eligible Firm Orders will trigger the sending of a Conditional Invitation if and when there is a contra-side Conditional Order in LX that is a potential match against the Conditional Eligible Firm Order. As a result, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. The submitter of the Conditional Eligible Firm Order will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. Barclays' default configurations mark all Firm Orders being sent by Barclays' order router and algorithms as Conditional Eligible. ~~If a Subscriber that routes to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders.~~ A Subscriber that routes orders to LX via Barclays' algorithms and/or order router may opt out of the Conditional Eligible Firm Order functionality; opting out of the functionality will not prevent that Subscriber from being able to use Conditional Orders. Similarly, such Subscriber may opt out of using Conditional Orders and still be able to utilize the Conditional Eligible Firm Order functionality. For Subscribers using a direct connection to LX, Barclays will treat all Firm Orders with a time in force of Day as eligible to interact with Conditional Orders by default; Firm Orders with a time in force of IOC are marked not eligible to interact with Conditional Orders by default. Subscribers using a direct connection have the ability to designate a Firm Order's eligibility to interact with Conditional Orders on an order-by-order basis or as a change to their default trading profile. Subscribers using a direct connection to LX may opt out of using Conditional Eligible Firm Order functionality without affecting the Subscriber's ability to use Conditional Orders. The treatment of Conditional Eligible Firm Orders with a time in force of IOC is described further below. LX treats Conditional Eligible Firm Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/Time priority, based upon the time the Conditional Eligible Firm Order is received. The NoLockCross, MinQty, LeavesQtyasMinQty,TradewithOddLots Add Liquidity Only (ALO), and AllowConditionals (Conditional Eligible) elections can be made on an order-by-order basis or as a default setting in the Subscriber's profile. To establish or make amendments to a profile, Subscribers can contact their Equities Sales Representative, request such settings through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. ORDER BOOK AND CANCELLATION. LX maintains a limit order book for each NMS Stock traded in the system. All orders executed by LX execute at or within the NBBO. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber, cancelled due to LeavesQtyasMinQty parameter, cancelled due to TradewithOddLots parameter or, if not canceled otherwise, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates orders with a time in force of IOC upon receipt. If a crossing opportunity is present at the time of receipt, LX will execute the IOC order. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitations. If the sending of a Conditional Invitation is triggered at this time, then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the "match timer", as further described in Part III, Item 9. If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be cancelled back to the Subscriber. EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. The execution priority parameters apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity. See Part III, Item 11(c) for a more detailed description of the Execution Priority logic used by LX.

Part III, Item 9(a):

CONDITIONAL ORDERS. LX provides a process for negotiating trades based on conditional parameters, called the Conditional Order Negotiation. A Subscriber may initiate a Conditional Order Negotiation by submitting a Conditional Order. An order that is not a Conditional Order is referred to as a Firm Order. Subscribers may submit Conditional Orders to LX using a direct connection, Barclays' order router or Barclays' algorithms. Barclays' algorithms submit Conditional Orders directly to LX, bypassing Barclays' order router. Conditional Orders are not immediately executable but may match, following additional message interactions, against contra-side orders in LX. Conditional Orders will only interact with Firm Orders in LX marked as Conditional Eligible or with other Conditional Orders. Barclays' default client configuration provides for the use of Conditional Orders by both Barclays order router and algorithms. Barclays' default configurations also mark all Firm Orders sent by Barclays order router and algorithms to be marked Conditional Eligible. Clients may alter these settings by contacting their Equities Sales Coverage, adjusting their settings in Barclays SPECS system or by emailing the Barclays Service Desk at LXService@barclays.com. Such adjustments are usually effective within 24 hours. ~~If a Subscriber that routes orders to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders.~~ A Subscriber that routes orders to LX via Barclays' algorithms and/or order router may opt out of the Conditional Eligible Firm Order functionality; opting out of the functionality will not prevent that Subscriber from being able to use Conditional Orders. Similarly, such Subscriber may opt out of using Conditional Orders and still be able to utilize the Conditional Eligible Firm Order functionality. Conditional Orders describe the symbol, price, size, and side at which a Subscriber may be interested to trade. If and when there is a Conditional Eligible contra-side order in LX that could match against the Conditional Order, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. This message is called a Conditional Invitation. The submitter of the Conditional Eligible Firm Order, however, will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. The Conditional Invitation describes the price, side and symbol of the potential match and includes a specific match ID. In addition to the above order characteristics, Barclays order router and Barclays' algorithms will receive information on the size of the match (which is the smaller of the Conditional Order size and the potential contra-side order size). LX sends Conditional Invitations to the source of the relevant Conditional Order, whether direct connection, or Barclays' order router or algorithms. The dispatch of the Conditional Invitation also begins a "match timer" of 100ms, as further described below. The recipient of the Conditional Invitation may indicate its interest to match against the identified contra-side Conditional Eligible Firm Order by submitting a Firm-up Order. Subscribers must submit Firm-up Orders in compliance with Barclays' FIX specifications and Firm-up Orders must include all information included in a Firm Order plus the match ID that corresponds to the relevant Conditional Invitation. Firm-up Orders will match against the contra-side order identified in the Conditional Invitation so long as that contra-side order remains in the order book as of the time the matching engine receives the Firm-up Order. Firm-up Orders received by the matching engine after the identified contra-side order has either executed against an intervening order or been canceled will not execute against the identified contra-side order. LX treats Firm-up Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/time priority, based upon the time the Firm-up Order is received. The treatment of Firm-up Orders that do not cross against the identified contra-side order depends on the time in force for that Firm-up Order and whether the Firm-up Order was received before or after the expiration of the "match timer". A Conditional Order submitter may mark a Firm-up Order with a time in force of either IOC or Day. If a Firm-up Order does not cross against the identified contra-side order, Firm-up Orders with a time in force of IOC received prior to the expiration of the match timer, will remain on the order book until the match timer expires. LX will immediately cancel back to the submitter any Firm-up Orders with a time in force of IOC received after the expiration of the match timer unless another order resting on the book can execute against the Firm-up Order. For example, assume two Conditional Orders potentially match. LX will send Conditional Invitations to both Conditional Order submitters. One Conditional Invitation recipient sends a Firm-up Order 20ms and the other sends a Firm-up Order 110ms after the Conditional Invitations were dispatched. If no other potential matching orders are present in LX, first Firm-up Order will remain on the order book until the expiry of the match timer and then will be cancelled back. The second Firm-up Order will cancel back immediately because it was received by LX after the expiry of the match timer. Firm-up Orders with a time in force of Day will be posted on the order book even if submitted after the expiry of the match timer. Note that the limitations described above relate to all Conditional Orders. These limitations are in addition to the effect of any Counter-Party Selection criteria described in Part III, Item 14. Information about Conditional Orders posted to the LX order book is not shared with Barclays' order router or the router component of Barclays' algorithms (as discussed in Part II, Item 7(a) and Part III, Item 15(b)). LX does not support odd-lot order quantities on Conditional Orders (as discussed in Part III, Item 8).